UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               April 24, 2019

  By E-Mail

  Aneliya S. Crawford, Esq.
  Schulte Roth & Zabel LLP
  919 Third Avenue
  New York, NY 10022

          Re:     MiMedx Group, Inc.
                  Soliciting Materials filed pursuant to Rule 14a-12 on April 11 and 16, 2019
                  Filed by Parker H. Petit, David J. Furstenberg, and Shawn P. George
                  File No. 001-35887

  Dear Ms. Crawford:

         We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

  Soliciting Materials filed April 11, 2019

  1. We note the domain name of your website. Please tell us whether you have considered changing the domain name to ensure that security holders do not confuse your website with a company website, which may currently occur.

  2. We note your references to the company's board and management performance, to security holders having been "left in the dark," the company's value having "significantly dropped," the absence of "much needed accountability," and "failure to ensure competent leadership." Please revise your disclosure to clarify that Mr. Petit was a part of the board and management for several years ending in 2018 and address what role, if any, Mr. Petit had in such areas.

  3. On a related note, to ensure that shareholders have complete information, please revise your disclosure relating to the end of Mr. Petit's tenure with the board and company
 Aneliya S. Crawford, Esq.
Schulte Roth & Zabel LLP
April 24, 2019
Page 2

       management to clarify that the board and compensation committee of the board determined that the termination of his employment was "for cause." Also, clarify that the company is currently in the process of restating its financial statements for several years during which Mr. Petit was chairman and chief executive officer of the company.

4. We note that in Mr. Petit's biography you indicate that Mr. Petit was, at least in part, responsible for growing the company from a start-up stage "to the 5th fastest growing public company in 2017." Please provide us support for your assertion.

5. Please clarify in the biography for Mr. George, if true, that Mr. George is Mr. Petit's personal attorney.

6. Refer to the screen shots of the page captioned "Nominees" on your website. Revise your disclosure to clarify how any of your nominees is able to "understand the majority of the legal issues and accounting issues associated with the decisions that have been made by the current Board since June 2018" given that none of your nominees appear to have had access to board deliberations or meetings.

7. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statement that the current board "has made numerous decisions, that...have been devastating to the Company."

Soliciting Materials filed April 16, 2019

8. We note your disclosure that you "call[] out suspicious timing, lack of disclosure and leadership as confirmed by negative market reaction." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertions referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

9. With a view toward revised disclosure, please tell us whether the timing of your press release on April 11, 2019 (during trading hours) may have had an effect on the stock market price independent of the company's press release (made after trading hours).

10. Please provide us support for your assertion that the company "needs to borrow money..." and that such borrowing will have a dilutive effect on current shareholders.
       We note, as above, that none of your nominees appear to have had access to board deliberations or meetings.
 Aneliya S. Crawford, Esq.
Schulte Roth & Zabel LLP
April 24, 2019
Page 3

11. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your disclosure that the "choice of interim management...has cost all shareholders substantially."

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions